CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Company Registration No. 198703584K)

Exhibit 99.1

Results of Twenty-First Annual General Meeting held on April 30, 2009

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is pleased to inform that at its Twenty-First Annual General Meeting (“AGM”) held today, April 30, 2009, all the resolutions as set out in the Notice of AGM dated March 30, 2009 were put to the Meeting and duly passed.

Submitted by:
Looi Lee Hwa
Company Secretary